FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document	Page No.
1. 2. 3.
Los Angeles County Sheriff’s Department Confirms BlackBerry 10, BlackBerry Enterprise Service 10 Deployment

BlackBerry Enterprise Service 10 Continues to Gain Momentum in North America

BlackBerry Announces BlackBerry Achievement Award Recipients

2. 2. 3.

Document 1

  NEWS RELEASE
May 15, 2013

FOR IMMEDIATE RELEASE
Los Angeles County Sheriff’s Department Confirms BlackBerry 10, BlackBerry Enterprise Service 10 Deployment

BlackBerry Live 2013, Orlando, FL – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that the Los Angeles County Sheriff’s Department (LASD) is currently deploying BlackBerry® 10 and BlackBerry® Enterprise Service 10.

The Los Angeles County Sheriff’s Department, the largest sheriff’s department in the nation, has tested the advanced mobile computing and communication features of BlackBerry 10 and is now deploying BlackBerry Enterprise Service 10. “Technology is moving fast, and the BlackBerry 10 platform is a viable secure platform that can help us keep up,” said Commander Scott Edson of the Technical Services Division.  “I have personally tested devices on many smartphone operating systems and I think the BlackBerry 10 platform is a homerun.  It’s very secure right out of the box, a great benefit to government and business, and is designed to make your various communication methods more efficient.”

An existing BlackBerry customer, LASD employees throughout the organization typically use their BlackBerry smartphones for messaging, calendar, access to the Department’s intranet, and access to documents stored in a shared or private server.  A move to BlackBerry 10 leapfrogs the organization’s mobile computing capabilities giving users unmatched security with no compromise to their intuitive and efficient user experience.

The combination of BlackBerry Enterprise Service 10 and BlackBerry® Balance™ technology gives employees the functionality and rich user experience they want, without compromising security.  “BlackBerry Balance offers our customers the most seamless and user friendly way to satisfy both user and corporate needs without compromising on either,” said Richard Piasentin, Vice President and Managing Director for the U.S. at BlackBerry.  “We’re pleased to provide innovative solutions to our customers - like BlackBerry Balance - to enable organizations to protect critical content and applications, while letting their users get the most out of their smartphone”.

BlackBerry 10 is a robust and reliable platform that is smooth and responsive. It has a modern design and a gesture-based interface that is highly discoverable. It is designed to support, learn, and adapt to the way you work.  BlackBerry Enterprise Service 10 builds on more than a decade of the BlackBerry enterprise mobility management expertise. It offers mobile device management, mobile application management and secure mobile connectivity, and delivers a cost-efficient and reliable solution for business and government customers.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

Media Contact:
Stephanie Frisina
BlackBerry
+1-519-597-0745
sfrisina@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances.  Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements.  BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

  NEWS RELEASE
May 15, 2013
FOR IMMEDIATE RELEASE

BlackBerry Enterprise Service 10 Continues to Gain Momentum in North America

BlackBerry Live 2013, Orlando, FL – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced a number of North American enterprises  across a diverse range of sectors, including high tech, banking, retail and government that have adopted BlackBerry® 10 and BlackBerry® Enterprise Service 10 as part of their mobile strategy. The growing number of organizations testing, adopting or reaffirming commitment to BlackBerry as their Enterprise Mobility Management solution, include: Canadian Tire Corporation, ING DIRECT, Los Angeles County Sheriff’s Department, Ricoh Canada and Torys LLP.

Enterprise Momentum

Toufik Zigha, IT Manager of the New York City Department of Information Technology and Telecommunications (DOITT) confirmed that, "The City of New York DOITT intends to deploy 2,000 BlackBerry 10 smartphones by this summer and views BlackBerry Enterprise Service 10 as a key component to our enterprise mobility strategy."

Similarly, BMO Financial Group, a leading Canadian financial organization that serves more than 12 million personal, commercial, corporate and institutional customers in North America and internationally, endorsed BlackBerry 10 as their platform of choice.

“We are placing BlackBerry 10 orders with our North American carriers,” said Claudette McGowan, Vice President, Digital Workspace Services, BMO Financial Group.  “BlackBerry remains our enterprise standard and we've begun deploying within our environment.”

BlackBerry support also remains extremely strong among organizations that must balance both employee demands and complex business requirements. “As a CIO, I know that when I give my employees a BlackBerry smartphone, everything is going to work with limited effort required by our IT administrators,” said Nigel Carpenter, Chief Information Officer, Canadian Diabetes Association. “For me, when it comes down to core business functionality, it’s a no brainer that BlackBerry is the only way to go.”

BlackBerry 10 is a robust and reliable platform that is smooth and responsive. It features a modern design and a gesture-based interface that is highly discoverable and designed to support, learn and adapt to the way you work. BlackBerry Enterprise Service 10 builds on more than a decade of BlackBerry enterprise mobility management expertise, which is the most widely deployed mobility solution in enterprises today. BlackBerry Enterprise Service 10 offers mobile device management, mobile application management and secure mobile connectivity, and delivers a cost-efficient and reliable solution for business customers.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

Media Contact:
Stephanie Frisina
BlackBerry
+1-519-597-0745
sfrisina@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances.  Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements.

BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Document 3

  NEWS RELEASE
May 15, 2013

FOR IMMEDIATE RELEASE

BlackBerry Announces BlackBerry Achievement Award Recipients

BlackBerry Live 2013, Orlando FL – BlackBerry® (NASDAQ: BBRY; TSX: BB) announced today the recipients of this year’s BlackBerry Achievement Awards at BlackBerry® Live™ 2013.

The BlackBerry Achievement Awards are presented to organizations that are doing business in new and innovative ways with BlackBerry products and services. The awards were classified into five categories: App of the Year, Putting Customers First, Mobile Innovation of the Year, Making the World a Better Place, and Entrepreneur of the Year.

App of the Year Award

Winner: PriceCheck Pty Ltd -- PriceCheck Mobile for BlackBerry 10 takes shopping to a whole new level by using a BlackBerry 10 smartphone to do the legwork and price comparisons, so customers don't have to be near a computer or store. The app accesses pricing for more than 30 million products on sale through the Internet and online stores in South Africa. Built using HTML5 and JavaScript® source code, the app is wrapped with Cascades™ and uses some feature plug-ins.

Finalists:

•	Cooklet

•	Cine Hoyts

Putting Customers First

Winner: ING DIRECT Canada -- ING DIRECT offers today's financially conscious customers a unique mobile banking experience on their BlackBerry 10 smartphones. As well as making it convenient and secure to conduct transactions, the app focuses on increasing savings with "Orange Alerts" that push notifications to the BlackBerry® Hub when balances reach pre-determined levels. Other features such as "Small Sacrifices" encourage positive decisions about saving and financial information by sharing info through Facebook®, Twitter®, BlackBerry® Messenger (BBM™) and YouTube®.

Finalists:

•	MMMOOO
•	LoyaltyMatch Inc.

Mobile Innovation of the Year

Winner: DIRECTV -- As a large satellite TV provider in Latin America and the Caribbean, DIRECTV makes customer service for their five million customers a priority. Their app for BlackBerry smartphones allows their 4,000 technicians to manage an entire service call and work order process from their phones, and supports Bluetooth® technology to validate and adjust satellite signal strength. The app is helping DIRECTV improve customer satisfaction, reduce paperwork and technical calls, as well as decrease return visits to customer homes.

Finalists:

•	Mippin (Refresh Mobile Ltd.)
•	WaytagO

Making the World a Better Place

Winner: e-Cycle LLC -- e-Cycle LLC has a simple, but meaningful mandate: offer enterprises a way to retire millions of mobile devices responsibly, by protecting data security, preserving the environment, and generating buyback revenue. As a recipient of e-Stewards® certification, e-Cycle is on the frontline of ensuring that harmful, toxic chemicals from mobile devices are not sent to landfills but are instead recycled safely. Their buyback program reimburses costs for devices that can have more value in the market, which offsets the costs of a company upgrading to new devices.

Finalists:

•	University Hospitals Birmingham NHS Foundation Trust (UHB)
•	Sussex Police

Entrepreneur of the Year

Winner: Nobex Technologies Inc -- Many BlackBerry enthusiasts are familiar with Nobex Technologies' innovative mobile app that allows people to listen radio stations on the go and share the experience and chat with friends through BBM. Nobex Radio for BlackBerry 10 continues its inventiveness with a newly designed app. It adds podcast functionality that allows people to search and subscribe to thousands of podcasts, with notifications sent to the BlackBerry Hub when new episodes are available.

Finalists:

•	EducationApps Limited
•	SkyPark Café

For more information on the BlackBerry Achievement Awards program, please visit http://www.blackberrylive.com/special-programs/achievement-awards/

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
Stephanie Frisina
BlackBerry
+1-519-597-0745
sfrisina@blackberry.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 16, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO